Exhibit 10.3

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Agreement”), dated as of February 17, 2026 (the “Effective Date”), by and between CTT Pharmaceutical Holdings, Inc., a Delaware corporation with its principal place of business at 1646 W Snow Ave Suite 138 Tampa, FL. 33626 (the “Company”) and Ryan Khouri of 1646 W Snow Ave Suite 138 Tampa FL 33606 (the “Executive”). This Agreement shall supersede and replace all other prior agreements and understandings, whether oral or written, between the Company and the Executive.

W I T N E S S E T H :

WHEREAS the Company desires to employ Executive, and Executive desires to be employed by the Company, subject to the terms and conditions set forth below; and

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants hereinafter set forth, the parties hereto agree as follows:

1.       Employment. The Company hereby employs Executive, and Executive hereby accepts employment by the Company for the period and on the terms and conditions set forth in this Agreement.

2.       Position, Employment Duties and Responsibilities. Executive shall be employed as the Company’s President, subject to such reasonable duties and responsibilities granted, and restrictions imposed by the Company’s Board of Directors (the “Board”), and subject to the Company’s policies and procedures.

3.       Compensation and Benefits.

(a)	The Company shall issue one million five hundred thousand(1,500,000) restricted common shares (the “Shares”) and a warrant for an additional one million (1,000,000) shares (the “Warrant”) to Executive. The Warrant will be issued immediately to Executive upon execution of this agreement and have a duration of three (3) years, an exercise price of $0.10 per share and will contain a Cashless Exercise provision. The Shares will be issued according to the following:

a.	Seven Hundred and Fifty Thousand(750,000) shares will be issued immediately to Executive, upon execution of this Agreement which is dated February 17, 2026.

b.	Seven Hundred and Fifty-Thousand(750,000) shares will vest on the six (6) month anniversary from the execution of this Agreement (the “Vesting Period”).

c.	Change of Control: If there is a Change of Control (“Change of Control” is defined herein as the sale of all or substantially all the assets of the Company; any merger, consolidation or acquisition of the Company with, by or into another corporation, entity or person; or any change in the ownership of more than fifty percent (50%) of the voting capital stock of the Company in one or more related transactions) or if the Executive is terminated without cause within the Vesting Period, then the Shares shall immediately vest.

35 Galbraith Drive, Stoney Creek, ON L8G 1Z7 • Toll Free: CTT866 803 Pharmaceuticals 8386 • Email:Inc. info@cttpharmaceuticals.com • www.cttpharmaceuticals.com

(b)	In addition, Executive shall be eligible to receive a share bonus of one million (1,000,000) restricted common shares of the Company if the Company successfully enters into a licensing or partnership agreement that is fully financed, within a year of the Exercise Date of this Agreement. For a Company that can help launch our nicotine strips through a partnership will receive one million five hundred thousand (1,500,000) restricted common shares at 0.10 of the company, One Million(1,000,000) restricted common shares for NSF or NIH Grant funding at 0.10, or One Million(1,000,000) restricted common shares for Pharmaceutical or Nutraceuticals partnerships at 0.10. Company, In the event the Company is acquired within three (3) years from the execution of this Agreement, Executive shall receive a bonus of an additional 1,000,000 restricted common shares of the Company. All shares issued for any of these scenarios will be issued at 0.10. Mr. Khouri will also receive $780 a month for health insurance/reimbursement and $600 per month for food reimbursement.

3.2        Employee Benefits. During the Term of Executive’s employment, Executive shall be entitled to I participate in all other benefits, perquisites, vacation days, benefit plans or programs of the Company which are available generally to office employees and other employees of the Company in accordance with the terms of such plans, benefits or programs. Any vacation time not taken during any calendar year of employment shall not be carried into any subsequent calendar year, and the Company shall not be obligated to pay Executive for any vacation time available to but not used by Executive within the prescribed period.

3.3        Travel, Entertainment and Other Business Expenses. During the period of employment pursuant to this Agreement, Executive will be reimbursed for reasonable expenses incurred for the benefit of the Company in accordance with the general policy of the Company. Those reimbursable expenses shall include properly documented, authorized or otherwise reasonably required, travel, entertainment and other business expenses incurred by Executive, other than those expenses related to or in connection with routine commutation to and from Executive’s home, in accordance with the Company’s general policy.

3.4        Deductions. All references herein to compensation to be paid to Executive are to the gross amounts thereof which are due hereunder. The Company shall have the right to deduct therefrom all taxes which may be required to be deducted or withheld under any provision of the law (including, without limitation, social security payments, income tax withholding and any other deduction required by law) now in effect or which may become effective at any time during the term of this Agreement.

4.        Term; Severance.

4.1       Term. This Agreement shall be for a term of twelve (12) months commencing on the Effective Date, unless sooner terminated as hereinafter provided. The term of this Agreement shall automatically be renewed for successive periods of one year after the initial twelve month term unless either the Executive or the Company delivers a written notice of termination to the other party at least 30 days prior to the start of any such renewal period.

4.2        Severance. In the event (a) the Company terminates Executive’s employment under this Agreement for any reason other than for “Cause” under Section 5, or (b) Executive terminates his employment under this Agreement for Good Reason (as defined below), Executive shall be entitled to receive all of the Compensation set forth in Section 3 herein.

4.3        Good Reason. For the purposes hereof, “Good Reason” shall mean the occurrence of any of the following events without Executive’s consent: (i) the termination or material reduction of any material employee benefit or perquisite enjoyed by the Executive (other than in connection with the termination or reduction of such benefit or perquisite to all executives of the Company or as may be required by law), (ii) a material diminution in Employee’s authority, duties or responsibilities, or (iii) the failure of the Company to obtain the assumption in writing of its obligation to perform this Agreement by any successor to all or substantially all of the assets of the Company within thirty (30) calendar days after the closing of a merger, consolidation, sale or similar transaction. Notwithstanding the foregoing, following written notice from the Executive of any of the events -described in (i) through (iii) above, the Company shall have thirty (30) -calendar days in which to cure the alleged conduct. If the Company -fails to cure, the Executive’s termination shall become effective such written notice. -on the 31st calendar day following notice.

5.       Termination for Cause. The Company may discharge Executive at any time for Cause. For purposes of this Agreement, “Cause” means (a) conviction of a felony offense involving moral turpitude, (b) commission of fraud or dishonesty which has or could reasonably be expected to have a material adverse effect on the Company’s business, or (c) willful misconduct or willful violation of any express direction or any reasonable rule or regulation established by the Board from time to time, after, in each case under this clause (c) which is capable of curing, written notice is provided to Executive and Executive has failed to cure such acts or action after a period of thirty (30) days. In the event that the Company wishes to discharge Executive under clause (c) above, the Company shall notify Executive in writing of the Company’s intention to discharge Executive and of the time (which shall be at least 48 hours after such notice) and place when Executive may have a hearing before the Board. Within five (5) business days following such hearing, the Board shall advise Executive of its determination and, if Executive is to be terminated, of the date of Executive’s termination. In the event of any termination pursuant to this Section 5, the Company shall have no further obligations or liabilities hereunder after the date of such discharge (other than as set forth in Section 6.1 below).

6.       Consequences Upon Termination.

6.1     Payment of Compensation Owed. Upon the termination of Executive’s employment and this Agreement for any reason whatsoever, the Company shall promptly pay to Executive all compensation owed to Executive up until the date of termination.

6.2        Return of Property. Upon the termination of Executive’s employment and this Agreement for any reason whatsoever, Executive shall promptly return to the Company all Confidential Materials (as defined below) in his possession or within Executive’s control, all keys, credit cards, business card files and other property belonging to the Company.

7.      Nondisclosure and Non-Compete.

7.1     Definitions. The following words and expressions used in this Agreement shall have the respective meanings hereby assigned to them as follows:

(a)       “Customer” means any past or current customer of the Company or any of its subsidiaries and hall also include those prospective customers who are actively being marketed or engaged by the Company or any of its subsidiaries during the term of this Agreement.

(b)       “Competitor” means any individual, partnership, corporation, association or other business enterprise in any form, other than the Company and its subsidiaries, which at any time during the Restriction Period (as defined herein), either directly or indirectly engages in the business of creating, producing or manufacturing uses for medical cannabis in the Restriction Area (as defined herein).

(c)       “Product” means any product, material, medicine, invention, design, patent or other creation used by the Company or any of its subsidiaries and shall include, but not be limited to, all oral thin wafers and topical creams used for pain management.

(d)       “Confidential Information” means all information of the Company and its subsidiaries which is not generally known or available to the public or a competitor (whether or not in written or tangible form), the knowledge of which could benefit a Competitor, including without limitation, all of the following types of information:

(i)	information pertaining to Customers, Personnel or Products.
(ii)	research, projections, financial information, and cost and pricing information.
(iii)	product or service development plans and marketing strategies; and
(iv)	trade secrets, Products or other knowledge or processes of or developed by the Company or any of its subsidiaries.

(e)       “Confidential Materials” means any and all documents, materials, patents, designs, recordings or any other tangible items (including, without limitation, copies or reproductions of any of the foregoing) in which Confidential Information may be contained.

(f)       “Personnel” means any and all employees, contractors, agents, brokers, consultants or other individuals rendering services to the Company or any of its subsidiaries for compensation in any form, whether employed by or independent of the Company or any of its subsidiaries.

(g)       “Restriction Area” shall mean and refer to North America.

7.2 Covenant Not to Compete. The parties recognize the possibility that there might be some limited ways, which the parties do not now contemplate, through which Executive might be able to participate in a competitor, and which pose no risk of harm to the interests of the Company or its subsidiaries. If, prior to beginning any such relationship with a Competitor, Executive makes a full disclosure to the Company of the nature of Executive’s proposed participation, the Company agrees to evaluate whether it or its subsidiaries will suffer any risk of harm to it or their respective interests and will notify Executive if it has any objection to Executive’s proposed participation.

7.3       Covenant Not to Interfere.

(a)       During the Restriction Period, Executive shall not, directly or indirectly, solicit, induce or influence, or attempt to induce or influence, any Customer or Personnel to terminate a relationship which has been formed or that Executive knows is being formed with the Company or any of its subsidiaries, or to reduce the extent of, discourage the development of, or otherwise harm its relationship with the Company or any of its subsidiaries, including, without limitation, to commence or increase its relationship with any Competitor.

(b)       During the Restriction Period, Executive shall not, other than during the term of this Agreement consistent with his duties and obligations under Section 2 hereof, directly or indirectly, recruit, solicit, induce or influence, any Personnel known by Executive to be employed by the Company or any of its subsidiaries to discontinue, reduce the extent of, discourage the development of, or otherwise harm their relationship or commitment to the Company or its subsidiaries, including, without limitation, by employing, seeking to employ or inducing or influencing a Competitor to employ or seek to employ any Personnel of the Company or any of its subsidiaries, or inducing an employee of the Company or any of its subsidiaries to leave employment by the Company or its subsidiary, as the case may be. Any general solicitation to the public that is not directed at the Company and/or any of its subsidiaries shall not constitute a breach of this paragraph, and the restrictions set forth herein shall not apply to any person (i) who initiates contact with Executive or Executive’s then current employer in response to a general solicitation to the public, or (ii) who initiates contact with Executive or Executive’s then current employer in response to any general search conducted by a placement firm which does not expressly target such Personnel.

7.4 Confidential Information.

(a)       Duty to Maintain Confidentiality. Executive shall maintain in strict confidence and safeguard all Confidential Information. Executive covenants that Executive will become familiar with and abide by all policies and rules issued by the Company now or in the future dealing with Confidential Information.

(b)       Covenant Not to Disclose, Use or Exploit. Executive shall not, directly, or indirectly, disclose to anyone or use or otherwise exploit for the benefit of anyone, other than the Company and its subsidiaries, any Confidential Information.

(c)       Confidential Materials. All Confidential Materials are and shall remain the exclusive property of the Company. No Confidential Materials may be copied or otherwise reproduced, removed from the premises of the Company, or entrusted to any person or entity (other than the Personnel entitled to such materials by authorization of the Company) without prior written permission from the Company. Notwithstanding the foregoing, Executive may copy Confidential Information and remove such Confidential Information from the Company’s premises to Executive’s residence, in each case, in the ordinary course of business in the discharge of Executive’s duties and obligations under this Agreement.

7.5        Company Property. Any and all writings, improvements, processes, designs, patents, medicines, inventions, procedures and/or techniques which Executive may make, conceive, discover or develop, either solely or jointly with any other person or persons, at any time during the term of this Agreement, whether during working hours or at any other time and whether at request or upon the suggestion of the Company or any subsidiary thereof, which relate to any business now or hereafter carried on or contemplated by the Company or any subsidiary thereof, including developments or expansions of its present fields of operations, shall be the sole and exclusive property of the Company. Executive shall make full disclosure to the Company of all such writings, improvements, processes, procedures and techniques, and shall do everything necessary or desirable to vest the absolute title thereto in the Company. Executive shall not be entitled to any additional or special compensation or reimbursement regarding any and all such writings, improvements, processes, procedures and techniques.

8. Remedies.

8.1 Equitable Relief. The parties acknowledge that the provisions and restrictions of Section 7 of this Agreement are reasonable and necessary for the protection of the legitimate interests of the Company and Executive. The parties further acknowledge that the provisions and restrictions of Section 7 of this Agreement are unique, and that any breach or threatened breach of any of these provisions or restrictions by Executive will provide the Company with no adequate remedy at law, and the result will be irreparable harm to the Company. Therefore, the parties agree that upon a breach or threatened breach of the provisions or restrictions of Section 7 of this Agreement by Executive, the Company shall be entitled, in addition to any other remedies which may be available to it, to institute and maintain proceedings at law or in equity, to recover damages, obtain specific performance or a temporary or permanent injunction, without the necessity of establishing the likelihood of irreparable injury or proving damages and without being required to post bond or other security.

8.2       Modification of Restrictions; Full Restriction Period. If the Restriction Period, the Restriction Area or the scope of activity restricted in Article 8 should be adjudged unreasonable in any proceeding, then the Restriction Period shall be reduced by such number of months, the Restriction Area shall be reduced by the elimination of such portion thereof or the scope of the restricted activity shall be modified, or any or all of the foregoing, so that such restrictions may be enforced in such area and for such time as is adjudged to be reasonable. If Executive violates any of the restrictions contained in Section 7, the Restriction Period shall not run in favor of Executive from the time of commencement of any such violation until such time as such violation shall be cured by Executive to the reasonable satisfaction of the Company.

9. Consideration for Restrictive Covenants. Executive acknowledges that the execution of this Agreement and compliance with it by the Company shall constitute fair and adequate consideration for Executive’s compliance with the restrictive covenants contained in the respective sections of this Agreement.

10.       Miscellaneous.

10.1 Governing Law. This Agreement, its interpretation, performance and enforcement, and the rights and remedies of the parties hereto, shall be governed and construed by the laws of the State of Delaware. Any claim or controversy arising out of or relating to the interpretation, application or enforcement of any provision of this Agreement, shall be submitted for resolution to a court of competent jurisdiction in the Province of Ontario, Canada. The parties hereby consent to personal jurisdiction and venue in the Province of Ontario, Canada.

10.2 Waiver. A waiver by any party of any condition or the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall not be deemed or construed as a further or continuing waiver of any such condition or the breach of any other term, covenant, representation, or warranty set forth in this Agreement.

10.3 Entire Agreement. This Agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, and contemporaneous understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

10.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telecopy, by electronic mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties. Notice to the following individuals and addresses will serve as valid notice:

If to Executive:

Ryan Khouri 1646 W. Snow Ave Suite 138

Tampa, FL. 33606 Email:

ryankhouri@yahoo.com

If to the Company:

CTT Pharmaceuticals Holdings, Inc.

1646 W. Snow Ave Suite 138 Tampa, FL. 33606

Rkhouri@cttpharmaceuticals.com

10.5 Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.7 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.8 Amendment or Termination. No agreement shall be effective to change, modify, waive, release, amend or terminate this -Agreement, in whole or in part, unless such agreement is in writing, -refers expressly to this Agreement and is signed by the party against whom enforcement of the change, modification, waiver, release, amendment or termination is sought.

11.       Indemnification.

(a)       The Company agrees that if the Executive is made a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative (“Proceeding”), by reason of the fact that he is or was a director, officer or employee of the Company or any of its affiliates or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such Proceeding is the Executive’s alleged action in an official capacity while serving as a director, officer, member, employee or agent, the Executive shall be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company’s certificate of incorporation or bylaws or resolutions of the Company’s Board of Directors or, if greater, by the laws of the State of Delaware, against all cost, expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, excise taxes or other liabilities or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if he has ceased to be a director, member, employee or agent of the Company or other entity and shall inure to the benefit of the Executive’s heirs, executors and administrators.

(b)       Neither the failure of the Company (including its board of directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of any proceeding concerning payment of amounts claimed by the Executive under Section 11(a) above that indemnification of the Executive is proper because he has met the applicable standard of conduct, nor a determination by the Company (including its Board of Directors, independent legal counsel or stockholders) that the Executive has not met such applicable standard of conduct, shall create a presumption that the Executive has not met the applicable standard of conduct.

(c)       The Company agrees to maintain directors’ and officers’ liability insurance policy covering the Executive to the extent the Company provides such coverage for its other executive officers and directors, as applicable.

12.       Code Section 409A.

(a) This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed. Neither the Company nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by Executive as a result of the application of Section 409A of the Code.

(b)       Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable hereunder, or a different form of payment of such Non-Exempt Deferred Compensation would be effected, by reason of Executive’s termination of employment, such Non- Exempt Deferred Compensation will not be payable or distributable to Executive, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such termination of employment meet any description or definition of “separation from service” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not affect the dollar amount or prohibit the vesting of any Non-Exempt Deferred Compensation upon a termination of employment. If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, or the application of a different form of payment, such payment or distribution shall be made at the time and in the form that would have applied absent the non-409A-conforming event.

(c) Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Agreement by reason of Executive’s separation from service during a period in which he is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following Executive’s separation from service will be accumulated through and paid or provided on the first day of the seventh month following Executive’s separation from service (or, if Executive dies during such period, within 30 days after Executive’s death) (in either case, the “Required Delay Period”); and (ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period. For purposes of this Agreement, the term “Specified Employee” has the meaning given such term in Code Section 409A and the final regulations thereunder.

(d)       Each payment of termination benefits under Section 5.2(a) of this Agreement shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

(e) If Executive is entitled to be paid or reimbursed for any taxable expenses under Section 3.5 hereof, and such payments or reimbursements are includible in Executive’s federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. No right of Executive to reimbursement of expenses under Section 3.5 hereof shall be subject to liquidation or exchange for another benefit.

(f)       The Company shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Executive of deferred amounts, provided that such distribution meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be above. executed as of the date first written

Executive

Ryan Khouri, CEO
of CTT Pharmaceutical Holdings, Inc.